SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 _____________
SCHEDULE 13G (RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b) ___________

ChinaCast Education Corporation
(Name of Issuer)
Common Stock, par value $0.0001 per share	16946T109
(Title of class of securities)	(CUSIP number)
April 22, 2008

(Date of Event Which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)
__________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on Following Pages Page 1 of 7 Pages

CUSIP No.	16946T109	13G	Page 2 of 7

1	NAMES OF REPORTING PERSONS:	The DIRECTV Group, Inc.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):			52-1106564
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*	(a) [_] (b) [_]
3		SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER:	2,957,573
EACH REPORTING	7	SOLE DISPOSITIVE POWER:	0
PERSON WITH	8	SHARED DISPOSITIVE POWER:	2,957,573
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	2,957,573
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*	[_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):	8.35%
12	TYPE OF REPORTING PERSON:*	CO

CUSIP No.	16946T109	13G	Page 2 of 7

1	NAMES OF REPORTING PERSONS:	DTV Network Systems, Inc.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):			52-2358833
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*	(a) [_] (b) [_]
3		SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER:	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER:	2,957,573
EACH REPORTING	7	SOLE DISPOSITIVE POWER:	0
PERSON WITH	8	SHARED DISPOSITIVE POWER:	2,957,573
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:	2,957,573
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*	[_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):	8.35%
12	TYPE OF REPORTING PERSON:*	CO

Item 1(a)                      Name of Issuer:

ChinaCast Education Corporation

Item 1(b)                      Address of Issuer’s Principal Executive Offices:
25Fl. Qiang Sheng Mansion
No. 145 Pu Jian Road
Pudong District
Shanghai, 211217, Peoples Republic of China

Item 2(a):                                Name of Person Filing:

This statement is filed by The DIRECTV Group, Inc. and by its wholly-owned subsidiary, DTV Network Systems, Inc.

Item 2(b):                                Address of Principal Business Office or if None, Residence:

2230 E. Imperial Highway
El Segundo, California  90245.

Item 2(c):                                Citizenship:

The DIRECTV Group, Inc. is a Delaware corporation. DTV Network Systems, Inc. is a Delaware corporation.

Item 2(d):                                Title of Class of Securities:

Common Stock, $0.0001 par value per share.

Item 2(e):                                CUSIP Number

16946T109

Item 3:                      If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (b), Check Whether the Person Filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) [ ] Investment company registered under Section 8 of the Investment Company Act;

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4:                      Ownership:

In April 2005, The DIRECTV Group, Inc. (“DIRECTV Group”) and its wholly-owned subsidiary, DTV Network Systems, Inc. (“DTV Network”), closed a transaction with SkyTerra Communications, Inc. and Hughes Network Systems, LLC whereby substantially all of the assets and liabilities comprising the network services business previously operated by DTV Network were transferred to Hughes Network Systems, LLC.  Included as consideration for that transaction was the transfer of the ownership interest in the equity of Issuer to DTV Network effective on the third anniversary of the closing of the transaction.  Consequently, effective April 22, 2008, 2,957,573 shares of the common stock of Issuer were transferred from Hughes Network Systems, LLC to DTV Network.  DIRECTV Group does not directly own any shares of the Issuer.  Pursuant to the provisions of Rule 13d-3 under the Securities Exchange Act, DIRECTV Group may be deemed to own beneficially the shares of Issuer owned by DTV Network, a wholly-owned subsidiary of DIRECTV Group.

Item 5.                                Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.                                Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                                Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.                                Identification and Classification of Members of the Group.

Not applicable.

Item 9.                                Dissolution of a Group.

Not applicable.

Item 10.                      Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The DIRECTV Group, Inc.

Date: January 21, 2009	By: /s/ Larry D. Hunter
Name: Larry D. Hunter
Title: Executive Vice President,
General Counsel and Secretary

DTV Network Services, Inc.

Date: January 21, 2009	By: /s/ Larry D. Hunter
Name: Larry D. Hunter
Title: Executive Vice President,
General Counsel and Secretary